SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)

NETWORK CN INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

64125G 10 0

 (CUSIP Number)

Ms. Tang Pui Chu
Flat 2B, Olympain Mansion
9 Conduit Road
Mid-level, Hong Kong
(852) 2833-2186

copies to:
Scott C. Kline
Pillsbury Winthrop Shaw Pittman
50 Fremont Street
San Francisco, California 94105-2228
(415) 983-1523

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64125G 10 0

1.	NAMES OF REPORTING PERSONS KEYWIN HOLDINGS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 429,849,648(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 429,849,648 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 429,849,648 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.7%(2)
14.	TYPE OF REPORTING PERSON CO

(1) Includes an option to purchase an aggregate of 122,814,185 shares of the Issuer’s common stock, exercisable for an aggregate purchase price of $2,000,000 for a three (3) month period commencing on April 2, 2009.

(2) A total of 378,677,071 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of May 3, 2009.  For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

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CUSIP No. 64125G 10 0

1.	NAMES OF REPORTING PERSONS TANG PUI CHU
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 429,849,648(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 429,849,648 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 429,849,648 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.7%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Represents (a) 307,035,463 shares held by Keywin Holdings Limited, a BVI company, which is beneficially owned and controlled by Ms. Chu, its sole shareholder, and (b) an option issued to Keywin Holdings Limited to purchase an aggregate of 122,814,185 shares of the Issuer’s common stock, exercisable for an aggregate purchase price of $2,000,000 for a three (3) month period commencing on April 2, 2009.

(2) A total of 378,677,071 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of May 3, 2009.  For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 3 of 7 Pages

CUSIP No. 64125G 10 0

Item 1.  Security and Issuer.

The class of equity securities to which this statement (the “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”) of Network CN Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices at located at 21/F., Chinachem Century Tower, 178 Gloucester Road, Wanchai, Hong Kong.

Item 2.  Identity and Background.

(a)            The persons filing this Statement are Ms. Tang Pui Chu, a natural person, and Keywin Holdings Limited, a British Virgin Island limited company (“Keywin,” and together with Ms. Chu, the “Reporting Persons”).

(b)            The address of Ms. Chu is Flat 2B, Olympain Mansion, 9 Conduit Road, Mid-level, Hong Kong and Keywin’s principal office is located at Rm902, 9/Fl., Universal Trade Centre, 3 Arbuthnot Road, Central, Hong Kong.

(c)            Ms. Chu is a financial consultant and an investor in Keywin.  Keywin is a holding company and it’s principal business is to hold, transact or otherwise deal in the securities of the Issuer. Keywin is owned and controlled by Ms. Chu.

(d)-(e)      During the last five years, neither Reporting Person has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)             Ms. Chu is a citizen of Hong Kong.

Item 3.    Source and Amount of Funds or Other Consideration.

Keywin received the securities covered by this Statement pursuant to a Note Exchange and Option Agreement, dated as of April 2, 2009, between the Issuer and Keywin (the “Note Exchange and Option Agreement”).  Pursuant to the Note Exchange and Option Agreement, the Issuer agreed to exchange its 3% Senior Secured Convertible Notes in the aggregate principal amount of $45 million issued to Keywin (the “Notes”), including all accrued and unpaid interest thereon, for 307,035,463 shares of the Issuer’s Common Stock and an option to purchase an aggregate of 122,814,185 shares of the Issuer’s Common Stock, exercisable for an aggregate purchase price of $2,000,000 for a three (3) month period commencing on April 2, 2009.

Keywin acquired the Notes from Sculptor Finance (MD) Ireland Limited, Sculptor Finance (AS) Ireland Limited and Sculptor Finance (SI) Ireland Limited (collectively, the “Sellers”) pursuant to a Note Purchase Agreement, dated as of April 2, 2009, between Keywin and the Sellers (the “Note Purchase Agreement”).  The aggregate purchase price paid by Keywin for the Notes was $5,000,000 (the “Purchase Price”).  The Purchase Price was paid using the proceeds of private, non-interest bearing loans obtained by Keywin and repaid on April 20, 2009.

Item 4.    Purpose of Transaction.

The Reporting Persons acquired the Issuer’s Common Stock pursuant to the Note Exchange and Option Agreement and Note Purchase Agreement described in Item 3 above.

Page 4 of 7 Pages

CUSIP No. 64125G 10 0

Except as set forth in this Schedule 13D, the Reporting Persons have made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Ms. Chu is party to a certain entrustment agreement, pursuant to which Ms. Chu beneficially owns and exercises sole control over the shares of the Issuer’s Common Stock held by Keywin for the term of the entrustment agreement.

Item 5.     Interest in Securities of the Issuer.

(a)           For purposes of Rule 13d-3 promulgated under the Exchange Act, Ms. Chu beneficially owns and controls the 429,849,648 shares of the Issuer’s Common Stock held by Keywin, including 307,035,463 shares of the Issuer’s Common Stock and an option to purchase an aggregate of 122,814,185 shares of the Issuer’s Common Stock, exercisable for an aggregate purchase price of $2,000,000 for a three (3) month period commencing on April 2, 2009.  Such shares represent 85.7% of the outstanding shares of the Issuer’s Common Stock (based on 378,677,071 shares of Common Stock outstanding as of May 3, 2009, as reported in the Issuer’s quarterly report on Form 10-Q filed on May 6, 2009, and including the  122,814,185 option shares in the denominator). Ms. Chu owns and controls the shares held by Keywin because she is Keywin’s only shareholder. Ms. Chu expressly disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

(b)           Ms. Chu has sole voting and dispositive power over the 429,849,648 shares of the Issuer’s Common Stock that are directly and beneficially owned by Keywin. Ms. Chu does not own any other securities of the Issuer.

(c)           Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)           No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1:
Note Exchange and Option Agreement, dated April 2, 2009, between the Issuer and Keywin Holdings Limited [incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed on April 6, 2009].

Page 5 of 7 Pages

CUSIP No. 64125G 10 0

Exhibit 2:
Note Purchase Agreement, dated April 2, 2009, by and among Keywin Holdings Limited, Sculptor Finance (MD) Ireland Limited, Sculptor Finance (AS) Ireland Limited and Sculptor Finance (SI) Ireland Limited.

Exhibit 3:	Joint Filing Agreement between Ms. Tang Pui Chu and Keywin Holdings Limited.

Page 6 of 7 Pages

CUSIP No. 64125G 10 0

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 21, 2009

KEYWIN HOLDINGS LIMITED

By:	/s/ Chi Wah Leung
Name: Chi Wah Leung
Title: Director

/s/ Tang Pui Chu
Tang Pui Chu

Page 7 of 7 Pages